Thayer Ventures Acquisition Corporation

25852 McBean Parkway

Valencia, CA 91335

February 11, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Thayer Ventures Acquisition Corporation
Registration Statement on Form S-1
File No. 333-262472

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Thayer Ventures Acquisition Corporation (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on February 11, 2022, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, requests by telephone that such Registration Statement be declared effective.

Please contact Milson C. Yu of Cooley LLP, special counsel to the Company, at +1 (650) 843-5296, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Mark E. Farrell
Mark E. Farrell, Co-Chief Executive Officer